 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

ALJ Regional Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

001627108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108

1	NAME OF REPORTING PERSON

William Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,941,150*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

3,941,150*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,941,150*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%**
12	TYPE OF REPORTING PERSON

OO

* Includes 2,989,067 shares of Common Stock issuable upon the exercise of a participation in convertible debt.

** This percentage is calculated based upon 45,394,792 shares of the Issuer’s Common Stock, which reflects the sum of (i) 42,405,725 shares of the Common Stock issued and outstanding as of November 30, 2021, as reported on the Issuer’s Form 10-K for the fiscal year ended September 30, 2021, plus (ii) 2,989,067 shares of Common Stock issuable upon the exercise of a participation in convertible debt.

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CUSIP No. 001627108

Item 1(a).	Name of Issuer:

ALJ Regional Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

244 Madison Avenue, PMB #358

New York, NY 10016

Item 2(a).	Name of Person Filing:

William Montgomery

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Elizabeth Glazer 2012 Trust

c/o William Montgomery, trustee

825 West End Ave 15 C

New York, NY 10025

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

001627108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 001627108

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, Mr. Montgomery may be deemed to beneficially own 3,941,150 shares of Common Stock, including (i) 952,083 shares of Common Stock owned directly, and (ii) 2,989,067 shares of Common Stock issuable upon the exercise of a participation in convertible debt owned by the Elizabeth Glazer 2012 Trust, which Mr. Montgomery may be deemed to beneficially own as a trustee and beneficiary of the Elizabeth Glazer 2012 Trust.

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned herein is based upon 45,394,792 shares of Common Stock, which reflects the sum of (i) 42,405,725 shares of Common Stock outstanding as of November 30, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2021, plus (ii) 2,989,067 shares of Common Stock issuable upon the exercise of a participation in convertible debt beneficially owned by Mr. Montgomery.

As of December 31, 2021, Mr. Montgomery may be deemed to beneficially own 8.7% of the outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 001627108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

By:	/s/ William Montgomery
	Name:	William Montgomery

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